UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Fourth Quarter and Full Year 2011 Earnings Release
Regulated Information
March 8, 2012 - 7:00 a.m. CET

DELHAIZE GROUP 2011 RESULTS

Financial Highlights 2011 (at identical exchange rates)

•	Group revenue growth of 4.6% (+2.4% excluding Maxi acquisition)

•	Revenue growth in all our operating segments

•	Group underlying operating margin of 4.4% (4.8% in Belgium)

•	Underlying operating profit growth of 18.8% in Southeastern Europe & Asia (+14.3% excluding Maxi acquisition)

•	Proposed full year dividend of EUR 1.76 per share, an increase of 2.3%

Financial Highlights Fourth Quarter 2011 (at identical exchange rates)

•	Group revenue growth of 7.0% (+1.5% excluding Maxi acquisition)

•	Accelerating positive trends at Bottom Dollar Food in Philadelphia, with positive real net growth

•	Group underlying operating margin of 4.8%; stable underlying operating margin of 4.9% at Delhaize Belgium

Appointments and Other Highlights

•	Appointment of Pierre Bouchut as EVP and new CFO for the Group, succeeding Stéfan Descheemaeker, now EVP and CEO Delhaize Europe

•	Appointment of Mats Jansson as new Chairman, succeeding Count Georges Jacobs de Hagen, who retires

•	Proposed appointment of Shari Ballard as new independent Director

•	Good progress in creating sustainable future growth at our U.S. operations

•	CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented:

“We remained focused on the execution of our New Game Plan throughout 2011, launching a number of growth initiatives across the Group, designed to strengthen the foundation of our business and support its growth potential. At Food Lion, where repositioned stores in the Raleigh market recorded positive volume growth since their launch in May 2011, we are determined to move faster with the repositioning of our brand and implement it in 600 to 700 additional stores in 2012. During the fourth quarter of 2011, the revenue growth in our other U.S. markets was impacted by our decision to pass on cost inflation to retail prices in the face of a very competitive environment.”

“While soft revenues and costs related to our growth initiatives in the U.S. negatively impacted our fourth quarter results, we are convinced that the projects we are focusing on are the right ones for our company. With Bottom Dollar Food, we have developed a growth vehicle for the U.S. The growing revenue momentum we have experienced in the Philadelphia market during 2011 indicates to us that we will be able to significantly grow this format. Our recent successful entry in the Pittsburgh market further confirms our outlook. And with the strategic acquisition of Maxi, our Group now has a strong platform in Southeastern Europe where we intend to fully leverage our capabilities across the entire region to drive operating benefits and profitable growth in the region.”

“Over the course of 2012 we will further improve our price competitiveness in the U.S. and in Belgium, leverage our strong private brands, open more stores, especially in our newer formats and geographies, accelerate our store remodelings in the U.S. and Belgium and focus on delivering value to our customers. Each of these initiatives will support our plan to accelerate revenue growth as defined by our New Game Plan. The previously announced EUR 500 million gross annual cost savings target, that we expect to exceed by the end of 2012, will in large part fund these initiatives. Finally, our decision earlier this year to close unprofitable stores will enable us to optimize our capital allocation.”

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•	Financial Highlights

Q4 2011 (1)						2011 (1)
Actual Results	At Actual Rates		At Identical Rates		In millions of EUR, except EPS (in EUR)	Actual Results	At Actual Rates		At Identical Rates
5 640	+7.6%		+7.0%		Revenues	21 119	+1.3%		+4.6%
147	-52.2	%(2)	-54.4	%(2)	Operating profit	812	-20.8	%(2)	-18.1	%(2)
2.6%	—		—		Operating margin	3.8%	—		—
272	-13.6%		-13.8%		Underlying operating profit	935	-10.2%		-7.0%
4.8%	—		—		Underlying operating margin	4.4%	—		—
107	-58.5	%(2)	-60.7	%(2)	Profit before taxes and discontinued operations	631	-23.2	%(2)	-20.7	%(2)
99	-48.0	%(2)	-49.6	%(2)	Net profit from continuing operations	475	-17.5	%(2)	-15.1	%(2)
99	-47.8	%(2)	-49.5	%(2)	Group share in net profit	475	-17.4	%(2)	-14.9	%(2)
0.98	-48.0	%(2)	-49.6	%(2)	Basic earnings per share (Group share in net profit)	4.71	-17.7	%(2)	-15.3	%(2)

(1)	The average exchange rate of the U.S. dollar against the euro strengthened by 0.7% in the fourth quarter of 2011 (1 EUR = 1.3482 USD) compared to the fourth quarter of 2010 and decreased by 4.8% in 2011 (1 EUR = 1.3920 USD) compared to 2010.
(2)	Mainly due to EUR 127 million (USD 177 million) impairment charges related to the portfolio optimization announced in January 2012.

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•	Full Year 2011 Income Statement

Revenues

In 2011, Delhaize Group achieved revenues of EUR 21.1 billion. This represents an increase of 4.6% at identical exchange rates or 1.3% at actual exchange rates due to the weakening of the U.S. dollar by 4.8% against the euro compared to 2010. Organic revenue growth was 2.4%.

In 2011, revenue growth was the result of:

•	Solid revenue growth of 32.1% at identical exchange rates in Southeastern Europe and Asia (+7.5% at identical exchange rates excluding Maxi);

•	Revenue growth of 2.2% in the U.S. at identical exchange rate supported by comparable store sales growth of 0.7%;

•	Revenue growth of 0.9% in Belgium mainly as a result of network growth partly offset by negative comparable store sales evolution of -0.6%.

Gross margin

Gross margin was 25.4% of revenues, a decrease of 22 basis points at identical exchange rates as a result of the lower margin of Maxi and price investments in the U.S., partly offset by procurement savings and better supplier terms across the Group.

Other operating income

Other operating income amounted to EUR 118 million in 2011 compared to EUR 85 million in 2010. The increase was mainly due to an insurance reimbursement related to tornado damages, higher rental income and more waste recycling income, all at Delhaize America.

Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.3% of revenues, an increase of 28 basis points compared to 2010 at identical exchange rates mostly due to the impact of soft sales and operational expenses relating to our growth projects in the U.S. and the negative impact of automatic salary indexation at Delhaize Belgium, partly offset by cost savings throughout the Group.

Other operating expenses

Other operating expenses amounted to EUR 169 million in 2011 compared to EUR 20 million in 2010. The 2011 results included EUR 135 million impairment charges primarily related to the portfolio optimization announced in January 2012.

Operating profit

Underlying operating profit decreased by 7.0% at identical exchange rates and underlying operating margin was 4.4% (5.0% in 2010) mainly as a result of soft sales and price investments in the U.S., partly offset by cost savings across the Group. Operating profit decreased by 20.8% at actual exchange rates to EUR 812 million (-18.1% at identical exchange rates) mainly due to the impairment charges recorded in the fourth quarter of 2011.

Net financial expenses

Net financial expenses amounted to EUR 181 million, a decrease of 7.7% compared to 2010 at identical exchange rates mainly due to gains on the disposal of financial assets, the positive impact of the 2010 bond exchange and a USD 50 million bond reimbursement in April 2011 and fair value gains on derivatives, partly offset by the financing of the acquisition of Delta Maxi.

Effective tax rate

The effective tax rate decreased to 24.7% (29.8% in 2010), mainly as a result of the lower weight of our U.S. operations due to the recorded impairment charges.

Net profit from continuing operations

Net profit from continuing operations decreased by 17.5% to EUR 475 million, mainly due to impairment charges, or EUR 4.72 basic per share (EUR 5.74 in 2010).

Net profit

Group share in net profit amounted to EUR 475 million, a decrease of 17.4% at actual exchange rates (-14.9% at identical exchange rates) compared to 2010, mainly due to impairment charges. Per share, basic net profit was EUR 4.71 (EUR 5.73 in 2010) and diluted net profit was EUR 4.68 (EUR 5.68 in 2010).

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The Board of Directors of Delhaize Group will propose to the Ordinary General Meeting of May 24, 2012, the payment of a gross dividend of EUR 1.76 per share. This is an increase of 2.3% versus prior year. After deduction of the 25% Belgian withholding tax, the proposed net dividend is EUR 1.32 per share. The net dividend of EUR 1.32 per share will be payable to owners of ordinary shares against coupon no. 50. The Delhaize Group ordinary shares will start trading ex-coupon on May 29, 2012 (opening of the market). The record date (i.e. the date at which shareholders are entitled to the dividend) is May 31, 2012 (closing of the market) and the payment date is June 1, 2012.

•	Full Year 2011 Cash Flow Statement and Balance Sheet

Net cash provided by operating activities

In 2011, net cash provided by operating activities amounted to EUR 1 106 million, a decrease of EUR 211 million compared to 2010 mainly as a result of lower operating profit in 2011 and higher cash used in core working capital, which was primarily from reducing overdue supplier balances at Maxi.

Net cash used in investment activities

Business acquisitions amounted to EUR 591 million and predominantly related to the acquisition of Delta Maxi. Capital expenditures amounted to EUR 762 million, an increase of EUR 102 million compared to 2010 as a result of more new stores opened (including in Southeastern Europe following the acquisition of Maxi) and the start of the construction of a new automated distribution center in Belgium.

Net cash used in financing activities

Net cash provided by financing activities increased by EUR 197 million mainly due to additional long-term debt resulting from the issuance of a EUR 400 million retail bond in October 2011 which was primarily used to repay Delta Maxi long-term and short-term debt.

Free cash flow

As a result of the above, Delhaize Group’s free cash flow was EUR 231 million negative in 2011 (or a positive EUR 343 million excluding the payment for the acquisition of Delta Maxi).

Net debt

The net debt to equity ratio was 48.7% compared to 35.3% at the end of 2010. Delhaize Group’s net debt amounted to EUR 2.6 billion at the end of 2011, an increase of EUR 860 million compared to EUR 1.8 billion at the end of December 2010 mainly as a result of the negative free cash flow, the inclusion of Delta Maxi existing debt and the dividend payment.

•	Fourth Quarter 2011 Income Statement

Revenues

In the fourth quarter of 2011, revenues of Delhaize Group increased by 7.0% at identical exchange rates and by 7.6% at actual exchange rates. Organic revenue growth was 1.5%.

As expected, the difficult global macro-economic environment weighed on consumer confidence and impacted our sales performance across the Group. Revenues in the U.S. increased by 1.0% in local currency. U.S. comparable store sales evolution was -0.4% as a result of customers continuing to reduce their spending. Revenues at Delhaize Belgium increased by 0.9% mainly due to new store openings partly offset by negative comparable store sales evolution of -1.5%. Revenues in Southeastern Europe and Asia grew by 62.9% at identical exchange rates, mainly driven by the acquisition of Delta Maxi, excellent revenue growth in Romania and new store openings in the entire region.

Gross margin

Gross margin decreased to 25.6% of revenues (25.9% in the fourth quarter of 2010) and decreased by 30 basis points at identical exchange rates as a result of the lower margin of the acquired Maxi business and price investments in the U.S., partly offset by procurement savings and better supplier terms across the Group.

Other operating income

Other operating income amounted to EUR 45 million (EUR 23 million last year) and increased mainly as a result of an insurance reimbursement related to tornado damages and higher rental income, both at Delhaize America.

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Selling, general and administrative expenses

Selling, general and administrative expenses amounted to 21.2% of revenues at actual exchange rates and increased by 89 basis points at identical exchange rates mainly as a result of the impact of soft sales and operational expenses relating to our growth projects in the U.S., such as the expansion of Bottom Dollar Food and the Food Lion brand repositioning, and new store openings in Southeastern Europe.

Other operating expenses

Other operating expenses amounted to EUR 147 million and included EUR 133 million impairment charges primarily related to the portfolio optimization announced in January 2012.

Operating profit

Underlying operating profit decreased by 13.8% at identical exchange rates mainly due to soft sales in the U.S. and costs relating to our growth projects. Underlying operating margin was 4.8% of revenues (6.0% in 2010). Operating profit decreased by 52.2% at actual exchange rates to EUR 147 million mainly as a result of the impairment charges recorded in the fourth quarter of 2011.

Net financial expenses

Net financial expenses amounted to EUR 40 million, a decrease of 23.3% compared to 2010 at identical exchange rates mainly due to gains on the disposal of financial assets and fair value gains on derivatives, partly offset by the financing of the acquisition of Delta Maxi.

Effective tax rate

The effective tax rate was 7.1% in the fourth quarter of 2011, a strong decrease compared to 25.8% in 2010 as a result of the lower weight of our U.S. operations mainly due to the recorded impairment charges.

Net profit from continuing operations

Net profit from continuing operations decreased by 48.0% (-49.6% at identical exchange rates), mainly as a result of the impairment charges, and amounted to EUR 99 million, or EUR 0.98 basic per share (EUR 1.89 in 2010).

Net profit

Group share in net profit amounted to EUR 99 million, a decrease of 47.8% at actual exchange rates (-49.5% at identical exchange rates) compared to 2010. Per share, basic net profit was EUR 0.98 (EUR 1.88 in 2010) and diluted net profit was EUR 0.98 (EUR 1.87 in 2010).

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•	Segment Information (at actual exchange rates)

2011		Revenues			Underlying Operating Margin(2)		Underlying Operating Profit/(Loss) (2)
	(in millions)	2011	2010	2011 /2010	2011	2010	2011	2010	2011 /2010
United States	USD	19 230	18 807	+2.2%	4.8%	5.4%	921	1 019	-9.5%
United States	EUR	13 815	14 187	-2.6%	4.8%	5.4%	662	768	-13.9%
Belgium	EUR	4 845	4 800	+0.9%	4.8%	4.9%	231	236	-2.3%
SEE & Asia(1)	EUR	2 459	1 863	+32.0%	3.4%	3.7%	82	69	+18.7%
Corporate	EUR	—	—	N/A	N/A	N/A	(40)	(33)	-20.6%

TOTAL	EUR	21 119	20 850	+1.3%	4.4%	5.0%	935	1 040	-10.2%

Q4 2011		Revenues			Underlying Operating Margin(2)		Underlying Operating Profit/(Loss) (2)
	(in millions)	Q4 2011	Q4 2010	2011 /2010	Q4 2011	Q4 2010	Q4 2011	Q4 2010	2011 /2010
United States	USD	4 770	4 720	+1.0%	5.1%	6.5%	243	305	-20.3%
United States	EUR	3 534	3 470	+1.8%	5.1%	6.5%	180	225	-20.3%
Belgium	EUR	1 272	1 260	+0.9%	4.9%	4.9%	62	62	-0.1%
SEE & Asia(1)	EUR	834	513	+62.9%	4.9%	7.7%	40	40	+2.1%
Corporate	EUR	—	—	N/A	N/A	N/A	(10)	(12)	+19.7%

TOTAL	EUR	5 640	5 243	+7.6%	4.8%	6.0%	272	315	-13.6%

(1)	The segment “Southeastern Europe & Asia” includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania), Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).
(2)	For a definition of underlying operating profit, please refer to the “Definitions” page of this document. A reconciliation with reported operating profit is provided on page 23 of this document.

United States

In 2011, U.S. operations generated revenues of USD 19.2 billion (EUR 13.8 billion), an increase of 2.2% over 2010 in local currency. Comparable store sales increased by 0.7%. Economic conditions were challenging in 2011 especially in the Southeastern U.S., with food inflation particularly high in the second half of the year.

Delhaize Group ended 2011 with 1 650 supermarkets in the U.S., as a result of the opening of 33 stores (13 of which were Bottom Dollar Food stores) and the closing of 10 stores, which resulted in a net addition of 23 stores to our U.S. network. Additionally, in 2011, Delhaize Group re-launched 200 Food Lion stores located in the Raleigh and Chattanooga markets.

In 2011, the U.S. gross margin decreased by 33 basis points to 27.3% as a result of price investments, especially at Food Lion, and inventory losses in fresh products resulting from lower sales volumes, partly offset by procurement savings.

Selling, general and administrative expenses as a percentage of revenues increased by 27 basis points to 22.7% mainly as a result of soft sales, partly offset by a continued focus on cost management.

In 2011, the underlying operating margin of our U.S. business decreased to 4.8% (5.4% in 2010) due to soft sales and price investments. Underlying operating profit decreased by 9.5% to USD 921 million (EUR 662 million). Operating margin was 3.9% mainly as a result of USD 181 million impairment charges (EUR 130 million) primarily related to the portfolio optimization.

During 2012, Delhaize Group plans to accelerate the brand repositioning work in 600 to 700 additional Food Lion stores, and to continue the expansion of the Bottom Dollar Food brand in the markets of Philadelphia and Pittsburgh.

In the fourth quarter of 2011, the revenue contribution of Delhaize U.S. increased by 1.0% compared to 2010 in local currency and amounted to USD 4.8 billion (EUR 3.5 billion). Comparable store sales evolution was -0.4%. Our U.S. operations noted a deterioration of the volume trends starting towards the end of the third quarter and continuing in the fourth quarter. Inflation stayed at a high level and together

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with low consumer confidence has resulted in increased competitive activity and lower consumer spending.

At Food Lion, our brand strategy work continued to show good results since its launch in early May 2011, especially in the Raleigh, North Carolina market. The strong trends in customer visits and number of items sold continue to significantly outpace the rest of the Food Lion network, resulting in positive comparable store sales growth.

Our Bottom Dollar Food stores in Philadelphia recorded excellent revenue growth and high comparable store sales growth, achieving real volume growth for the quarter, thereby accelerating the performance over previous quarters. This strengthens our confidence in the concept in this market. Bottom Dollar Food has entered the Pittsburgh, Pennsylvania market early 2012 with the first 14 stores opened there showing promising results.

In the fourth quarter of 2011, underlying operating profit decreased by 20.3% in local currency to USD 243 million. This is the result of soft sales, an increase in operating expenses to support our growth projects (Bottom Dollar Food expansion, Food Lion brand repositioning) and price investments. Underlying operating margin was 5.1% (6.5% in 2010). Operating margin was 1.6% mainly as a result of USD 183 million impairment charges (EUR 132 million) primarily related to the portfolio optimization.

Belgium

Delhaize Belgium posted revenues of EUR 4.8 billion in 2011, an increase of 0.9% compared to 2010. Comparable store sales evolution was -0.6% in an environment with very low internal inflation and decreasing consumer confidence. Delhaize Belgium ended the year 2011 with a 25.8% market share (source: AC Nielsen), a decrease of 46 basis points compared to 2010.

In 2011, the sales network of Delhaize Belgium was extended by 16 stores which resulted in 821 stores at year-end.

During 2011, Delhaize Belgium’s gross margin increased by 28 basis points to 21.0% of revenues, including EUR 15 million VAT refunds, while further improvement in supplier terms were used to fund price investments. Selling, general and administrative expenses increased by 24 basis points to 16.8% of revenues mainly as a result of the negative impact of automatic salary indexation, partly offset by cost saving efforts. Underlying operating profit decreased by 2.3% while the underlying operating margin of Delhaize Belgium stayed almost stable at 4.8% (4.9% in 2010).

In the fourth quarter of 2011, Delhaize Belgium revenues amounted to EUR 1.3 billion, an increase of 0.9% over 2010, including an additional EUR 5 million VAT refund. Comparable store sales evolution was -1.5%. Consumers continued to trade down, as evidenced by the increase in our 365 value line private brand revenues and strong revenue growth at Red Market, and further reduced the average number of items purchased per visit.

In the fourth quarter of 2011, the underlying operating margin of Delhaize Belgium was stable at 4.9% of revenues as better supplier terms and continued cost savings efforts have offset a quarter-over-quarter staff cost inflation of more than 5%. Underlying operating profit was stable at EUR 62 million.

Southeastern Europe & Asia

In 2011, revenues of the Southeastern Europe and Asia segment increased by 32.0% to EUR 2.5 billion (+32.1% at identical exchange rates), mainly as a result of the Delta Maxi acquisition and to a lesser extent as a result of revenue growth in Greece despite a difficult economic environment, as well as excellent revenues in Romania and store openings throughout the segment. In Greece, Alfa Beta’s market share increased throughout the year while the overall Greek food retail market has been under strong pressure. Alfa Beta’s market share increased by 120 basis points to 19.3% (source: AC Nielsen).

During 2011, gross margin decreased by 22 basis points due to the lower gross margin of Maxi. Excluding Maxi, gross margin for the segment increased by 65 basis points as a result of better supplier terms, partly offset by price investments. Selling, general and administrative expenses as a percentage of revenues increased by 25 basis points to 20.5% (+46 basis points excluding Maxi) as a result of higher taxes in Greece due to austerity measures and higher staff costs and rents due to new store openings. Underlying

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operating margin was 3.4% or 4.0% excluding Maxi (3.7% in 2010) while underlying operating profit was EUR 82 million, or an increase of 18.8% at identical exchange rates.

During the fourth quarter of 2011, revenues increased by 62.9% at identical exchange rates supported by the acquisition of Delta Maxi, the expansion of the store network and excellent revenue growth in Romania. While revenue growth in Greece was lower than in previous years, it continued to significantly outpace the rest of the market. Our performance at Maxi evolved positively as a result of the implementation of the New Game Plan with respect to pricing and assortment changes. Underlying operating margin was 4.9% for the fourth quarter or 6.9% excluding Maxi (7.7% in 2010) mainly as a result of higher taxes (due to austerity measures) and rents in Greece and the impact of new store openings, and a difference in timing of vendor negotiations at Alfa Beta compared to last year (more contracts concluded in the third quarter in 2011 compared to only in the fourth quarter in 2010). Underlying operating profit was EUR 40 million, representing an increase of 2.2% at identical exchange rates.

At year-end, the Southeastern Europe and Asia sales network of Delhaize Group included 937 stores, 569 more than at the end of 2010 including 492 Maxi stores (485 acquired and a net addition of 7 stores since August 1, 2011), 28 additional stores in Greece, 33 in Romania and 16 in Indonesia.

Corporate

In 2011, underlying operating expenses for the Corporate segment amounted to EUR 40 million. The increase compared to last year is mainly due to expenses related to the Delta Maxi acquisition.

•	Changes in Delhaize Group Executive Committee and Board of Directors

Delhaize Group has announced today, in a separate press release, the appointment of Pierre Bouchut as Executive Vice President and CFO for the Group, effective March 19, 2012, succeeding Stéfan Descheemaeker, who was appointed Executive Vice President and CEO Delhaize Europe effective January 1, 2012.

Delhaize Group has also announced today, in a separate press release, the appointment of Mats Jansson, Board member of Delhaize Group since 2011, as new Chairman of the Board of Directors, succeeding Count Georges Jacobs de Hagen, retiring as scheduled, having reached the age limit of 70. The Board of Directors will propose to the shareholders at the General Meeting to be held on May 24, 2012, to appoint Shari Ballard as a new independent director for a term of three years. Shari is President, Best Buy International Enterprise and Executive Vice President of Best Buy Co.

More information on those changes can be found in the press releases issued today and on the Company website www.delhaizegroup.com.

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•	2012 Operational Outlook

In 2012 we will continue the implementation of our New Game Plan strategy which is focused on the acceleration of profitable growth for our Group.

Food Lion brand repositioning – confirmed results of the Phase One re-launched stores – accelerated roll out in 2012 planned to bring the total of re-launched stores to 800 to 900 by year end

The positive trends in our Raleigh market where we first implemented the new Food Lion brand strategy work in early May 2011 have continued in the fourth quarter of 2011. The trends in customer visits and number of items sold in this market continued to outpace the rest of the Food Lion network, resulting in positive comparable store sales growth. In 2012, 600 to 700 additional Food Lion stores will benefit from our brand repositioning, starting with the following markets (approximately 250 stores) in Virginia, which we will launch on March 28, 2012: Norfolk, Richmond, Roanoke and Lynchburg.

2012 outlook, capital expenditures and store openings

As already mentioned at the occasion of our full year revenue release in January of this year, the net impact of the portfolio optimization on our Group will be a reduction in our number of stores by approximately 4.3% and an initial reduction in Group revenues of approximately EUR 500 million or 2.4%, consisting of approximately USD 650 million in revenues from Delhaize U.S. and EUR 35 million in revenues from Southeastern Europe. The portfolio optimization will have an annual positive impact on operating profit of EUR 35 to 40 million once the conversions and closings are complete, which we intend to fully reinvest in our business. Beginning in the first quarter of 2012, we expect earnings to be negatively impacted by approximately EUR 200 million (approximately USD 235 million for the U.S. and EUR 30 million for Southeastern Europe) to reflect store closing liabilities including a reserve for ongoing lease and severance obligations, accelerated depreciation related to store conversions, conversion costs, inventory write-offs and sales price mark downs. This should result in an after tax impact of approximately EUR 125 million. Substantially all of this impact will occur in the first quarter of 2012.

In 2012, we expect the underlying operating margin for the Group to continue to be impacted by (i) our important growth initiatives, especially in the U.S. where we are committed to further improve our price positioning in 2012 and to accelerate the roll out of Bottom Dollar Food, and (ii) a lower margin in Southeastern Europe compared to our mature operations.

In 2012, we plan to open 200 to 230 new stores, compared to 158 gross new stores opened in 2011. Net of the 146 stores closed or to be closed as part of the portfolio optimization and as part of ongoing operations, this will result in a net addition of 20 to 50 stores by the end of 2012. We plan to remodel approximately 200 stores in 2012, which is significantly more than in 2011.

Capital expenditures will amount to EUR 800-850 million (excluding leases) at identical exchange rates.

Gross annual cost savings target of EUR 500 million

We confirm we expect to exceed our target of EUR 500 million gross annual savings in selling, general and administrative expenses and cost of goods sold by the end of 2012.

•	Conference Call and Webcast

Delhaize Group’s management will comment on the fourth quarter and full year 2011 results during a conference call starting March 8, 2012 at 03:00 pm CET / 09:00 am ET. The conference call can be attended by calling +44 (0)20 7136 2054 (U.K), +1 212 444 0896 (U.S.) or +32 2 400 3463 (Belgium), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

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•	Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of 2011, Delhaize Group’s sales network consisted of 3 408 stores. In 2011, Delhaize Group posted EUR 21.1 billion (USD 29.4 billion) in revenues and EUR 475 million (USD 661 million) in net profit (Group share). At the end of 2011, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

•	Financial Calendar

• Press release – 2012 first quarter results	May 3, 2012
• Press release – 2012 second quarter results	August 22, 2012
• Press release – 2012 third quarter results	November 7, 2012

•	Contacts

Chris Farrell: + 32 2 412 75 71

Aurélie Bultynck: + 32 2 412 83 61

Steven Vandenbroeke (media): +32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

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DELHAIZE GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

•	Condensed Consolidated Income Statement

Q4 2011	Q4 2010	(in millions of EUR)	YTD 2011	YTD 2010
5 640	5 243	Revenues	21 119	20 850
(4 197)	(3 886)	Cost of sales	(15 756)	(15 497)
1 443	1 357	Gross profit	5 363	5 353
25.6%	25.9%	Gross margin	25.4%	25.7%
45	23	Other operating income	118	85
(1 194)	(1 063)	Selling, general and administrative expenses	(4 500)	(4 394)
(147)	(10)	Other operating expenses	(169)	(20)
147	307	Operating profit	812	1 024
2.6%	5.9%	Operating margin	3.8%	4.9%
(51)	(53)	Finance costs	(204)	(215)
11	2	Income from investments	23	12
107	256	Profit before taxes and discontinued operations	631	821
(8)	(66)	Income tax expense	(156)	(245)
99	190	Net profit from continuing operations	475	576
—	—	Result from discontinued operations, net of tax	—	(1)
99	190	Net profit (before non-controlling interests)	475	575
—	—	Net profit attributable to non-controlling interests	—	1
99	190	Net profit attributable to equity holders of the Group (Group share in net profit)	475	574
		(in EUR, except number of shares)
		Group share in net profit from continuing operations:
0.98	1.89	Basic earnings per share	4.72	5.74
0.98	1.88	Diluted earnings per share	4.68	5.69
		Group share in net profit:
0.98	1.88	Basic earnings per share	4.71	5.73
0.98	1.87	Diluted earnings per share	4.68	5.68
		Weighted average number of shares outstanding:
100 710 306	100 459 418	Basic	100 683 828	100 270 861
101 148 833	101 161 040	Diluted	101 425 903	101 159 686
101 892 190	101 555 281	Shares issued at the end of the quarter	101 892 190	101 555 281
100 708 242	100 566 421	Shares outstanding at the end of the quarter	100 708 242	100 566 421
1.3482	1.3583	Average USD per EUR exchange rate	1.3920	1.3257

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2011	11 of 27

•	Condensed Consolidated Statement of Comprehensive Income

Q4 2011	Q4 2010	(in millions of EUR)	YTD 2011	YTD 2010
99	190	Net profit of the period	475	575
—	—	Deferred gain (loss) on discontinued cash flow hedge	—	—
—	—	Reclassification adjustment to net profit	—	1
—	—	Tax (expense) benefit	—	—
—	—	Deferred gain (loss) on discontinued cash flow hedge, net of tax	—	1

3	4	Gain (loss) on cash flow hedge	—	23
(10)	(5)	Reclassification adjustment to net profit	(5)	(15)
3	—	Tax (expense) benefit	2	(3)
(4)	(1)	Gain (loss) on cash flow hedge, net of tax	(3)	5

(3)	(5)	Unrealized gain (loss) on financial assets available for sale	6	3
(1)	—	Reclassification adjustment to net profit	(4)	(1)
1	1	Tax (expense) benefit	—	—
(3)	(4)	Unrealized gain (loss) on financial assets available for sale, net of tax	2	2

(8)	1	Actuarial gain (loss) on defined benefit plans	(17)	1
4	(1)	Tax (expense) benefit	7	(1)
(4)	—	Actuarial gain (loss) on defined benefit plans, net of tax	(10)	—

120	84	Exchange gain (loss) on translation of foreign operations	52	263
—	—	Reclassification adjustment to net profit	—	—
120	84	Exchange gain (loss) on translation of foreign operations	52	263
109	79	Other comprehensive income	41	271
(1)	—	Attributable to non-controlling interests	(1)	—
110	79	Attributable to equity holders of the Group	42	271

208	269	Total comprehensive income for the period	516	846
(1)	—	Attributable to non-controlling interests	(1)	1
209	269	Attributable to equity holders of the Group	517	845

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•	Condensed Consolidated Balance Sheet

(in millions of EUR)	December 31, 2011	December 31, 2010
Assets
Non-current assets	9 075	7 914
Goodwill	3 373	2 828
Intangible assets	855	634
Property, plant and equipment	4 555	4 075
Investment property	85	60
Financial assets	31	142
Derivative instruments	57	61
Other non-current assets	119	114
Current assets	3 167	2 988
Inventories	1 718	1 460
Receivables and other assets	814	719
Financial assets	115	46
Derivative instruments	1	5
Cash and cash equivalents	432	758
Assets classified as held for sale	87	—

Total assets	12 242	10 902

Liabilities
Total equity	5 430	5 069
Shareholders’ equity	5 416	5 068
Non-controlling interests	14	1
Non-current liabilities	3 985	3 510
Long-term debt	2 325	1 966
Obligations under finance lease	689	684
Deferred tax liabilities	625	543
Derivative instruments	20	16
Provisions	253	233
Other non-current liabilities	73	68
Current liabilities	2 827	2 323
Short-term borrowings	60	16
Long-term debt - current portion	88	40
Obligations under finance lease	61	57
Accounts payable	1 844	1 574
Other current liabilities	774	636
Total liabilities and equity	12 242	10 902

USD per EUR exchange rate	1.2939	1.3362

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•	Condensed Consolidated Statement of Cash Flows

Q4 2011	Q4 2010	(in millions of EUR)	YTD 2011	YTD 2010
		Operating activities
99	190	Net profit (before non-controlling interests)	475	575
		Adjustments for:
158	141	Depreciation and amortization	586	575
133	10	Impairment	135	14
48	117	Income taxes, finance costs and income from investments	337	449
13	3	Other non-cash items	31	20
(14)	(55)	Changes in operating assets and liabilities	(196)	(67)
(69)	(67)	Interest paid	(196)	(202)
2	1	Interest received	11	11
(38)	(8)	Income taxes paid	(77)	(58)
332	332	Net cash provided by operating activities	1 106	1 317
		Investing activities
(5)	(7)	Business acquisitions	(591)	(19)
(302)	(238)	Purchase of tangible and intangible assets (capital expenditures)	(762)	(660)
3	5	Sale of tangible and intangible assets	11	14
86	12	Net investment in debt securities	72	(13)
(2)	—	Settlement of derivative instruments	(2)	—
7	(3)	Other investing activities	7	13
(213)	(231)	Net cash used in investing activities	(1 265)	(665)
119	101	Cash flow before financing activities	(159)	652
		Financing activities
2	(4)	Exercise of share warrants and stock options	13	32
—	—	Call options on own equity instruments	(6)	—
(3)	(4)	Treasury shares purchased	(20)	(26)
(1)	—	Non-controlling interests purchased	(10)	(47)
—	(1)	Dividends paid (including dividends paid by subsidiaries to non-controlling interests)	(173)	(162)
—	—	Escrow maturities	2	2
204	(16)	Borrowings under (repayments of) long-term loans (net of direct financing costs)	131	(92)
(433)	(72)	Borrowings under (repayments of) short-term loans, net	(85)	(49)
9	—	Settlement of derivative instruments	2	(1)
(222)	(97)	Net cash used in financing activities	(146)	(343)
6	9	Effect of foreign currency translation	(21)	10
(97)	13	Net increase (decrease) in cash and cash equivalents	(326)	319
529 (1)	745	Cash and cash equivalents at beginning of period	758	439
432	758	Cash and cash equivalents at end of period	432	758

(1)	Net of EUR 4 million bank overdrafts.

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•	Condensed Consolidated Statement of Changes in Equity

(in millions of EUR, except number of shares)	Shareholders’ Equity	Non-controlling Interests	Total Equity
Balances at January 1, 2011	5 068	1	5 069

Other comprehensive income	42	(1)	41
Net profit	475	—	475

Total comprehensive income for the period	517	(1)	516

Capital increases	13	—	13
Dividends declared	(174)	—	(174)
Call options on own equity instruments	(6)	—	(6)
Treasury shares purchased	(20)	—	(20)
Treasury shares sold upon exercise of employee stock options	4	—	4
Tax payment for restricted shares vested	(4)	—	(4)
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	13	—	13
Non-controlling interests resulting from business combinations	—	28	28
Purchase of non-controlling interests	4	(14)	(10)

Balances at December 31, 2011	5 416	14	5 430

Shares issued	101 892 190
Treasury shares	1 183 948
Shares outstanding	100 708 242

	Shareholders’	Non-controlling
(in millions of EUR, except number of shares)	Equity	Interests	Total Equity
Balances at January 1, 2010	4 392	17	4 409

Other comprehensive income	271	—	271
Net profit	574	1	575

Total comprehensive income for the period	845	1	846

Capital increases	26	—	26
Dividends declared	(161)	(1)	(162)
Treasury shares purchased	(26)	—	(26)
Treasury shares sold upon exercise of employee stock options	11	—	11
Tax payment for restricted shares vested	(5)	—	(5)
Excess tax benefit on employee stock options and restricted shares	1	—	1
Share-based compensation expense	16	—	16
Purchase of non-controlling interests	(31)	(16)	(47)

Balances at December 31, 2010	5 068	1	5 069

Shares issued	101 555 281
Treasury shares	988 860
Shares outstanding	100 566 421

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2011	15 of 27

•	Selected Explanatory Notes

General information

Delhaize Group is a Belgian international food retailer with operations in eleven countries on three continents. The Company’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The full year 2011 and 2010 information in the condensed financial statements on pages 11-15 of this summary financial report (“report”) is based on Delhaize Group’s 2011 annual financial statements, which have not yet been published.

The condensed consolidated financial statements of the Group for the fiscal year ended December 31, 2011 were authorized for issue by the Board of Directors on March 7, 2012.

As this interim report only provides an explanation of events and transactions that are significant to an understanding of the changes in financial position and reporting since the last annual reporting period, it should therefore be read in conjunction with the full 2011 consolidated financial statements, from which these condensed financial statements have been derived and which are planned to be published on the Delhaize Group website end of March 2012.

The Group’s statutory auditor confirmed that the audit opinion on the 2011 consolidated financial statements will be unqualified.

Basis of presentation and accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU).

The condensed financial statements are presented in millions of euros, being the Group’s presentation currency, except where stated otherwise.

The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IFRS and IFRIC interpretations that have been adopted, as of January 1, 2011:

•	Improvements to IFRS;

•	Revised IAS 24 Related Party Disclosures;

•	Amendments to IAS 32 Classification of Rights Issues;

•	Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement; and

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.

The adoption of these new, amended or revised pronouncements did not have a significant impact on the reported performance of the Group. The overall effect will be further explained in our 2011 consolidated financial statements.

Delhaize Group did not early adopt any new IFRS standards or interpretations which were issued but not yet effective as of the balance sheet date and does not expect any significant impact for 2012. We will report on these new pronouncements in our 2011 consolidated financial statements as well.

Segment reporting

In the first quarter of 2011, Delhaize Group announced the acquisition of 100% of the retail company Delta Maxi, operating in five countries in the Balkan area, which, combined with the Group’s existing operations in Greece and Romania makes Delhaize Group a leading retailer in Southeastern Europe. Kostas Macheras, Executive Vice President of Delhaize Group, was named the Chief Executive Officer of Southeastern Europe and is the responsible segment manager for that regional area. In order to reflect these responsibilities and mirror the increased regional focus of the Group’s operations, Delhaize Group

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amended its internal reporting and has provided since January 2011 sub-consolidated information for Southeastern Europe to the CODM. Consequently, Delhaize Group decided that Greece will no longer be a – voluntarily disclosed – separate reportable segment, but subsumed in the “Southeastern Europe and Asia” (SEE & Asia) segment, previously called “Rest of the World.” The comparative figures of the SEE & Asia segment information for the financial year 2010 have been restated in order to reflect the revised segment reporting.

During 2011, Delhaize Group continued the implementation of the U.S. organizational restructuring. Effective March 1, 2011, Ron Hodge, was named CEO of Delhaize America, being responsible for all aspects of the U.S. operations of Delhaize Group, including operations, corporate functions and support services. Simultaneously, the Group reflected this organizational and structural change in its internal reporting. While in the past, separate operating results for Food Lion, Hannaford and Sweetbay had been provided to the CODM, as of January 2011, the CODM reviews only operating results information for Delhaize America as a whole. Consequently, while previously the Group’s U.S. operations represented three different operating segments that were then aggregated into one single aggregated operating segment, as from 2011 onwards, Delhaize Group’s U.S. operations represent one operating segment (“Delhaize America”). This change has no immediate impact on information provided as part of the Group’s segment reporting, but results in a consequential amendment to the level at which goodwill is monitored internally by management, which is now also done at Delhaize America level.

2011		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	2011	2010	2011 /2010	2011	2010	2011	2010	2011 /2010
United States	USD	19 230	18 807	+2.2%	3.9%	5.3%	742	998	-25.6%
United States	EUR	13 815	14 187	-2.6%	3.9%	5.3%	534	753	-29.1%
Belgium	EUR	4 845	4 800	+0.9%	5.0%	4.9%	243	236	+2.7%
SEE & Asia(1)	EUR	2 459	1 863	+32.0%	3.3%	3.7%	80	68	+17.2%
Corporate	EUR	—	—	N/A	N/A	N/A	(45)	(33)	-33.9%

TOTAL	EUR	21 119	20 850	+1.3%	3.8%	4.9%	812	1 024	-20.8%

Q4 2011		Revenues			Operating Margin		Operating Profit/(Loss)
	(in millions)	Q4 2011	Q4 2010	2011 /2010	Q4 2011	Q4 2010	Q4 2011	Q4 2010	2011 /2010
United States	USD	4 770	4 720	+1.0%	1.6%	6.3%	69	296	-76.6%
United States	EUR	3 534	3 470	+1.8%	1.6%	6.3%	55	219	-74.9%
Belgium	EUR	1 272	1 260	+0.9%	5.0%	4.9%	64	62	+3.6%
SEE & Asia(1)	EUR	834	513	+62.9%	4.8%	7.6%	40	38	+2.4%
Corporate	EUR	—	—	N/A	N/A	N/A	(12)	(12)	+3.3%

TOTAL	EUR	5 640	5 243	+7.6%	2.6%	5.9%	147	307	-52.2%

(1)	The segment “Southeastern Europe & Asia” includes Maxi (Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania), Alfa Beta (Greece), Mega Image (Romania) and 51% of Super Indo (Indonesia).

Business acquisitions

During 2011, Delhaize Group entered into one significant and several small agreements that have resulted in the acquisition of businesses accounted for under IFRS 3. All these transactions were accounted for by applying the acquisition method. The details on the acquisition of Delta Maxi are described below. The small agreements allowed the acquisition of 17 individual stores in various parts of the world, the total consideration transferred during 2011 on these transactions was EUR 16 million and resulted in an increase of goodwill of EUR 10 million, mainly representing expected benefits from the integration of the stores into the existing sales network, the locations and customer base of the various stores acquired, all resulting in synergy effects for the Group.

In addition, the Group made a final payment of EUR 1 million during 2011, related to the acquisition of stores which occurred in 2010.

Acquisition Delta Maxi

On July 27, 2011, Delhaize Group acquired 100% of the shares and voting rights of Delta Maxi for an amount of EUR 933 million (enterprise value), including net debt and other customary adjustments of EUR

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318 million, resulting in a total final purchase price of EUR 615 million, which is subject to customary purchase price adjustments, but not any earn-out or similar clauses. At December 31, 2011, the total consideration transferred amounts to (i) EUR 574 million in cash, net of EUR 21 million cash acquired, of which EUR 100 million is held in escrow by the seller and (ii) EUR 20 million held in escrow by the Group. The acquired business, in combination with the Group’s existing operations in Greece and Romania, will make Delhaize Group a leading retailer in Southeastern Europe. At acquisition date, Delta Maxi operated 485 stores and 7 distribution centers in five countries in Southeastern Europe. Delta Maxi is included in Delhaize Group’s consolidated financial statements as of August 1, 2011, as part of the Southeastern Europe & Asia segment. Delhaize Group incurred approximately EUR 11 million acquisition-related costs that have been included in selling, general and administrative expenses in the “Corporate” segment.

The table below summarizes the gross consideration paid for Delta Maxi and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date on a provisional basis, as well as the non-controlling interests in Delta Maxi recognized at their proportionate share in the identifiable assets and liabilities of the acquiree:

(in millions of EUR)	Acquisition Date Fair Value
Intangible assets	194
Property, plant and equipment	426
Investment property	44
Financial assets	24
Inventory	69
Receivables	105
Other assets	15
Cash and cash equivalents	21
Assets classified as held for sale	15

913
Long-term debt, including current portion	(211)
Obligations under finance lease	(8)
Short-term borrowings	(132)
Provisions	(14)
Accounts payable	(305)
Other liabilities	(43)
Deferred tax liability	(24)

Net assets	176

Non-controlling interests	(28)
Provisional goodwill arising on acquisition	467

Total consideration transferred	615

Receivables mainly consist of trade receivables and other receivables, with an acquisition date fair value of EUR 105 million. The gross contractual amounts of the receivables due is EUR 111 million, of which EUR 6 million is expected to be uncollectible.

The Group is still in the process of completing the identification of the assets acquired and liabilities assumed and the related acquisition date fair values and consequently the information is provided on a provisional basis. For example, Delhaize Group is in the process of identifying, assessing and quantifying any contingencies that it has assumed as part of the acquisition. The agreement with the former owner contains specific indemnity clauses for all known significant contingencies and the Group expects to be compensated for any potential losses. Once the assessment will be completed, the necessary liabilities and indemnification assets will be recognized as part of the purchase price allocation. The Group expects to complete the purchase price accounting during the allowed measurement period ending July 2012.

Based on the information currently available, the provisional acquisition date goodwill is EUR 467 million. The Group expects that goodwill will be deductible for income tax purposes. Once final, the goodwill is expected to reflect the anticipated synergies that will be realized from integrating Delta Maxi into Delhaize Group’s international network, especially in the areas of improved procurement, better inventory management and optimized IT and supply chain systems and processes. With the goodwill being provisional and the ongoing work with respect to the integration of Delta Maxi into the Group’s operations, Delhaize Group has not been able to make a reliable and appropriate allocation of goodwill to the specific cash-generating units that it expects to benefit from the synergies of the combination. Delhaize Group will disclose further and final information when it is available and include it in future reportings.

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From the date of acquisition, Delta Maxi has contributed EUR 460 million to the Group’s revenues and EUR (0.2) million to the net profit of the year. If the business combination had taken place at the beginning of the year, the 2011 revenues of Delhaize Group would have been approximately EUR 588 million higher. This pro forma information is provided for informational purposes only and is not necessarily indicative of the revenues that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future revenues. Due to significant differences in accounting policies between Delta Maxi and Delhaize Group it is impracticable to estimate the pro forma impact on the Group’s consolidated net profit.

Non-controlling interests

Acquisition of non-controlling interest in Maxi subsidiaries

Subsequent to the acquisition of Delta Maxi, Delhaize Group started the process of acquiring non-controlling interests held by third parties in several Delta Maxi subsidiaries. Until December 31, 2011, the Group acquired non-controlling interests of a carrying amount of EUR 14 million. The cash consideration transferred for the acquired non-controlling interests amounted to EUR 10 million. The difference between the carrying amount of non-controlling interests and the fair value of the consideration paid was recognized directly in retained earnings and attributed to the shareholders of the Group for an amount of EUR 4 million.

Assets Classified as Held for Sale

As part of the acquisition of Delta Maxi, Delhaize Group identified a number of properties, mainly small shops, office buildings, pharmacies or bank branches, which it considered not being incremental to its retail operations. Subsequent to the closing of the transaction, Delhaize Group initiated actions to sell these assets and sold a number of properties already during the last quarter of 2011. At December 31, 2011, the remaining assets are classified and presented as “held for sale.” All assets are available for immediate sale in their present conditions and are subject only to terms that are usual and customary of sales of real estate in the various countries. The measurement in accordance with IFRS 5 did not result in the recognition of any impairment losses and the total carrying value of the properties classified as held for sale amounts to EUR 87 million at year-end 2011 and is part of the “Southeastern Europe & Asia” segment.

•	Income Statement

Other operating income

Q4 2011	Q4 2010	(in millions of EUR)	YTD 2011	YTD 2010
13	9	Rental income	46	33
6	7	Income from waste recycling activities	26	23
2	2	Services rendered to wholesale customers	11	12
1	1	Gain on sale of property, plant and equipment	3	4
23	4	Other	32	13

45	23	Total	118	85

Other operating expenses

Q4 2011	Q4 2010	(in millions of EUR)	YTD 2011	YTD 2010
(4)	1	Store closing and restructuring expenses	(8)	2
(133)	(10)	Impairment	(135)	(14)
(8)	—	Loss on sale of property, plant and equipment	(13)	(3)
(2)	(1)	Other	(13)	(5)

(147)	(10)	Total	(169)	(20)

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•	Balance Sheet and Cash Flow Statement

Tangible and intangible assets

During 2011, Delhaize Group incurred capital expenditures of EUR 762 million, consisting of EUR 673 million in property, plant and equipment, EUR 87 million in intangible assets and EUR 2 million in investment property. For the fourth quarter of 2011, the incurred capital expenditures amounted to EUR 302 million, consisting of EUR 262 million in property, plant and equipment and EUR 40 million in intangible assets.

In addition, the Group added property under finance leases for a total amount of EUR 35 million (EUR 14 million in the fourth quarter).

The carrying amount of tangible and intangible assets that were sold or disposed of was EUR 22 million (EUR 11 million for the fourth quarter). Commitments for purchase of property, plant and equipment at December 31, 2011 were EUR 60 million.

Impairment of non-current assets

In 2011, the Group recognized total impairment charges of EUR 135 million, of which EUR 133 million in the fourth quarter, which primarily relates to the store portfolio optimization review. As part of this review, the Group impaired 126 stores (113 Food Lion, 7 Bloom and 6 Bottom Dollar stores), one distribution center (total of USD 160 million or EUR 115 million) and several of its investment properties (USD 17 million or EUR 12 million) in the United States.

Effect storm damages

In the second and third quarter of 2011, severe weather in the southeastern U.S., including tornadoes and Hurricane Irene, resulted in disruptions of our U.S operations and damage to several stores and distribution centers. Resulting product losses and storm related expenses for an amount of USD 17 million (EUR 12 million) were recorded in “Other operating expenses.” In this connection, Delhaize Group recognized insurance reimbursements in relation to these storm damages (EUR 13 million), which were recorded during the fourth quarter in “Other operating income.”

Issuance and repurchase of equity securities

In the fourth quarter of 2011, Delhaize Group issued 46 544 new shares, purchased 60 000 of its own shares and used 3 696 treasury shares to satisfy stock options.

During 2011, Delhaize Group issued in total 336 909 new shares, acquired 408 138 of its own shares and used 213 050 treasury shares to satisfy exercises of stock options. Delhaize Group owned 1 183 948 treasury shares at the end of December 2011.

During 2011, Delhaize Group acquired euro denominated call options on its own shares in order to hedge its potential exposure arising from the possible future exercise of stock options granted to the employees of its non-U.S. operating companies. These call options meet the requirements of IFRS to qualify as equity instruments and are recognized in “Share premium” at their initial transaction cost of EUR 6 million.

Issuance, repurchase and repayments of debt

During October, 2011, Delhaize Group completed the public offering of a 7-year 4.25% retail bond in Belgium and in the Grand Duchy of Luxembourg for a total amount of EUR 400 million. The retail bond is listed on NYSE Euronext Brussels. The majority of the proceeds of the retail bond were used for voluntarily early repayments of long-term and short-term debt assumed as part of the Delta Maxi acquisition.

The bonds contain a change of control provision allowing their holders to require Delhaize Group to repurchase their bonds in cash for an amount equal to 101% of the aggregate principal amount of the bonds plus accrued and unpaid interests thereon (if any), upon the occurrence of (i) the acquisition by an offeror of more than 50% of the ordinary shares or other voting rights of Delhaize Group or if a majority of the members of the board of directors of Delhaize Group no longer are so-called continuing directors and (ii) 60 days after the change in control described under (i), there is a downgrade of the rating of Delhaize Group by two rating agencies.

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In April 2011, the USD 50 million 8.125% Notes issued by Delhaize Group’s U.S. subsidiary Delhaize America matured and were repaid.

Pensions

In September 2011, in aligning the benefits and compensations across its operating entities, Delhaize America modified the terms of some of its post-employment pension plans. This resulted in the closure of one plan to new employees and a reduction of future benefits for current employees of Hannaford as of December 31, 2011. In addition, Delhaize America decided to discontinue its Supplemental Executive Retirement Plan (SERP) for executives at Hannaford at the same date. These plan amendments led to the recognition of net actuarial losses of USD 8 million (EUR 6 million), recognized in “Other comprehensive income” and of net curtailment gain of USD 14 million (EUR 10 million), presented in “Selling, general and administrative expenses.”

Dividends

At Delhaize Group’s shareholders’ meeting on May 26, 2011, the Group’s shareholders approved the distribution of a EUR 1.72 gross dividend per share for the financial year 2010. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 1.29 per share. The 2010 dividend became payable to owners of Delhaize Group’s ordinary shares beginning on June 6, 2011 and to owners of Delhaize Group ADRs (American Depository Receipts) as of June 9, 2011.

The Board of Directors proposal to the Ordinary General Meeting of May 24, 2012 can be found in the first part of this earnings release.

•	Contingencies

In February 2011, Delhaize Group has been notified that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by Delhaize Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group maintains that the squeeze-out transaction was executed and completed in compliance with all legal and regulatory requirements. Delhaize Group will vigorously defend itself against this claim. The first hearing has been scheduled in October 2013.

Other contingencies are materially unchanged from those described in Note 34 on page 138 of the 2010 Annual Report.

•	Share-based Payments

In June 2011, Delhaize Group granted 128 717 restricted stock unit awards and 318 524 warrants to senior management of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan.” The fair value for the restricted stock unit awards was USD 78.42 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 78.42, will vest ratably over a three-year period and expire ten years from the grant date. The fair value per warrant is USD 12.61 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.86%
Expected volatility	25.95%
Risk-free interest rate	1.22%
Expected term in years	4.0

During the acceptance period which ended mid of August 2011, Delhaize Group issued 290 078 stock options to senior management of its non-U.S. operating companies, at an exercise price of EUR 54.11. The options will vest after a three and a half year period and will expire seven years from the grant date. The fair value per option is calculated on the basis of the weighted average share price over the

Delhaize Group – Earnings Release – Fourth Quarter and Full Year 2011	21 of 27

acceptance period, and amounts to EUR 8.62. The Black-Scholes-Merton model has been used to calculate the option fair value, using the following assumptions:

Expected dividend yield	2.65%
Expected volatility	25.91%
Risk-free interest rate	2.28%
Expected term in years	5.3

•	Related-Party Transactions

In June 2011, an aggregate number of 173 583 stock options and warrants and 24 875 restricted stock units were granted to members of the Executive Management.

•	Key Events After Balance Sheet Closing Date

On January 12, 2012, Delhaize Group announced, following a thorough portfolio review of its stores, the decision to close one distribution center and 146 stores across its network: 126 stores in the U.S. (113 Food Lion, 7 Bloom and 6 Bottom Dollar Food) and 20 underperforming Maxi stores (in Serbia, Bulgaria and Bosnia and Herzegovina).

As a result, the Group recorded an impairment charge of USD 177 million (EUR 127 million) in the fourth quarter of 2011 (including investment property, see also above). This charge solely relates to the U.S. operations as the underperformance of the stores in Southeastern Europe was already reflected in the fair values of the related assets recorded in the opening balance sheet.

During the first quarter of 2012, the Group expects earnings to be impacted by approximately EUR 200 million (approximately USD 235 million for the U.S. and EUR 30 million for Southeastern Europe) to reflect store closing liabilities including a reserve for ongoing lease and severance obligations, accelerated depreciation related to store conversions, conversion costs, inventory write-offs and sales price mark downs. This will have an after tax impact of approximately EUR 125 million on the 2012 earnings.

OTHER FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

•	Use of non-GAAP (Generally Accepted Accounting Principles) Financial Measures

Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not consider these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group may differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other interested parties. In the press release, the non-GAAP measures are reconciled to financial measures prepared in accordance with IFRS.

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•	Number of Stores

	End of 2010	Change 2011	End of 2011	End of 2012 Planned
United States	1 627	+23	1 650
Belgium	805	+16	821
Greece	223	+28	251
Romania	72	+33	105
Serbia	—	+366	366
Bulgaria	—	+42	42
Bosnia and Herzegovina	—	+44	44
Albania	—	+18	18
Montenegro	—	+22	22
Indonesia	73	+16	89

Total	2 800	+608	3 408	3 428 -3 458

•	Organic Revenue Growth Reconciliation

Q4 2011	Q4 2010	% Change	(in millions of EUR)	YTD 2011	YTD 2010	% Change
5 640	5 243	7.6%	Revenues	21 119	20 850	1.3%
(29)			Effect of exchange rates	693
5 611	5 243	7.0%	Revenues at identical exchange rates	21 812	20 850	4.6%
—			Divestitures	—
(287)			Acquisitions	(458)
5 324	5 243	1.5%	Organic revenue growth	21 354	20 850	2.4%

•	Underlying operating profit

Delhaize Group believes “underlying operating profit” is a measure that, better than “operating profit,” represents the underlying operating performance of the period for the Group as it adjusts for a number of elements that management considers as non-representative for underlying operating performance.

(in millions)	2011
	United States	Belgium	SEE & Asia	Corporate	TOTAL
	USD	EUR	EUR	EUR	EUR
Operating Profit (as reported)	742	243	80	(45)	812
Add/(substract):
Fixed assets impairment charges (reversals)	181	1	1	3	135
Restructuring charges (reversals)	—	—	—	—	—
Store closing expenses (reversals)	10	—	—	—	7
(Gains)/losses on disposal of fixed assets	8	2	1	2	10
Other	(20)	(15)	—	—	(29)

Underlying Operating Profit	921	231	82	(40)	935

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(in millions)	Q4 2011
	United States	Belgium	SEE & Asia	Corporate	TOTAL
	USD	EUR	EUR	EUR	EUR
Operating Profit (as reported)	69	64	40	(12)	147

Add/(substract):
Fixed assets impairment charges (reversals)	184	1	—	—	133
Restructuring charges (reversals)	—	—	—	—	—
Store closing expenses (reversals)	4	—	—	—	3
(Gains)/losses on disposal of fixed assets	4	2	—	2	7
Other	(18)	(5)	—	—	(18)

Underlying Operating Profit	243	62	40	(10)	272

The fourth quarter of 2011 was significantly impacted by the impairment charges resulting primarily from the store portfolio optimization review (EUR 127 million or USD 177 million), partially offset by an additional EUR 5 million VAT refund at Delhaize Belgium and EUR 13 million (USD 18 million) of insurance reimbursements for the tornado damages in the United States, both included in the caption “Other.”

For 2011, the caption “Other” consisted primarily of (i) EUR 15 million VAT refunds in Belgium, (ii) EUR 13 million of insurance reimbursements for the tornado damages in the United States and (iii) a net curtailment gain of EUR 10 million (USD 14 million) at Delhaize America, offset by (iv) Hurricane Irene storm damage expenses of EUR 7 million (USD 10 million) in the United States.

•	Free Cash Flow Reconciliation

Q4 2011	Q4 2010	(in millions of EUR)	YTD 2011	YTD 2010
332	332	Net cash provided by operating activities	1 106	1 317
(213)	(231)	Net cash used in investing activities	(1 265)	(665)
(86)	(12)	Net investment in debt securities	(72)	13

33	89	Free cash flow	(231)	665

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•	Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	December 31, 2011	December 31, 2010
Non-current financial liabilities	3 014	2 650
Current financial liabilities	209	113
Derivative liabilities	20	16
Derivative assets	(58)	(66)
Investment in securities – non-current	(13)	(125)
Investment in securities – current	(93)	(43)
Cash and cash equivalents	(432)	(758)

Net debt	2 647	1 787
Net debt to equity ratio	48.7%	35.3%

•	Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	Q4 2011			Q4 2010	2011/2010
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	5 640	(29)	5 611	5 243	7.6%	7.0%
Operating profit	147	(8)	139	307	(52.2%)	(54.4%)
Net profit from continuing operations	99	(4)	95	190	(48.0%)	(49.6%)
Basic EPS from continuing operations	0.98	(0.03)	0.95	1.89	(48.1%)	(49.7%)
Net profit (Group share)	99	(4)	95	190	(47.8%)	(49.5%)
Basic EPS from Group share in net profit	0.98	(0.03)	0.95	1.88	(48.0%)	(49.6%)
Free cash flow	33	(4)	29	89	(61.6%)	(68.5%)

(in millions of EUR, except per share amounts)	YTD 2011			YTD 2010	2011/2010
	At Actual Rates	Impact of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	21 119	693	21 812	20 850	1.3%	4.6%
Operating profit	812	26	838	1 024	(20.8%)	(18.1%)
Net profit from continuing operations	475	13	488	576	(17.5%)	(15.1%)
Basic EPS from continuing operations	4.72	0.14	4.86	5.74	(17.8%)	(15.4%)
Net profit (Group share)	475	13	488	574	(17.4%)	(14.9%)
Basic EPS from Group share in net profit	4.71	0.14	4.85	5.73	(17.7%)	(15.3%)
Free cash flow	(231)	28	(203)	665	(134.7%)	(130.6%)

(in millions of EUR)	December 31, 2011			December 31, 2010	Change
Net debt	2 647	(15)	2 632	1 787	48.1%	47.3%

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CERTIFICATION OF RESPONSIBLE PERSONS

The undersigned Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and Stéfan Descheemaeker, Executive Vice President and CEO Delhaize Europe, CFO Delhaize Group until December 31, 2011, confirm that to the best of their knowledge:

a) these condensed consolidated financial statements for the twelve month period ended December 31, 2011 are prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and consolidated results of Delhaize Group and of its subsidiaries included in the consolidation;

b) the summary financial report gives, in all material respects, a true and fair view of all important events and significant transactions with related parties that have occurred in the financial year 2011 and their effects on the summary financial statements, as well as an overview of the most significant risks and uncertainties with which we are confronted.

Brussels, March 7, 2012

Pierre-Olivier Beckers	Stéfan Descheemaeker
President and CEO	Executive Vice President and CEO Delhaize Europe,
CFO Delhaize Group until December 31, 2011

REPORT OF THE STATUTORY AUDITOR

The statutory auditor, Deloitte Reviseurs d’Entreprises SCC, represented by Mr. Michel Denayer, confirmed on March 7, 2012, that the audit opinion on the annual consolidated financial statements of Delhaize Group for the year ended December 31, 2011, is unqualified. The annual financial information included in this press release is in accordance with the annual financial statements authorized for issue by the Board of Directors on March 7, 2012.

RISKS

In accordance with the Belgian Royal Decree of November 14, 2007, Delhaize Group states that the fundamental risks confronting the Company are unchanged from those described on the pages 67 through 71 of the 2010 Annual Report. On a regular basis, the Board of Directors and Company management evaluate the business risks that confront Delhaize Group.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less non-controlling interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•

Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group’s operating performance of the period

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•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: March 12, 2012	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President